ACRES COMMERCIAL REALTY CORP.

865 Merrick Avenue, Suite 200S

Westbury, NY 11590

May 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Acres Commercial Realty Corp. (the “Company”)

Registration Statement on Form S-3

Filed April 27, 2021

File No. 333-255523

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to Wednesday, May 10, 2021, at 4:00 p.m., or as soon as practicable thereafter.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please notify our counsel, Mark Rosenstein, at 215-731-9450.

Very truly yours,

ACRES COMMERCIAL REALTY CORP.

By:	/s/ David J. Bryant
David J. Bryant Chief Financial Officer